Sprott Physical Silver Trust

Suite 2700, South Tower,
Royal Bank Plaza,
200 Bay Street,
Toronto, Ontario,
Canada M5J 2J1

October 25, 2010

BY FACSIMILE & EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

One Station Place

100 F Street N.E.

Washington, D.C. 20549

Attention: Mr. H. Roger Schwall

Re:                             Sprott Physical Silver Trust
Registration Statement on Form F-1 (No. 333-168051)

Ladies and Gentlemen:

The undersigned registrant hereby requests that the effectiveness of the above-captioned Registration Statement on Form F-1 filed with the U.S. Securities and Exchange Commission (the “Commission”) on July 9, 2010, as amended on September 8, 2010, as further amended on October 1, 2010, as further amended on October 18, 2010, be accelerated so that it will be made effective at 4:15 p.m. Eastern Standard Time on October 27, 2010, or as soon thereafter as practicable, pursuant to Rule 461(a) of the Securities Act of 1933, as amended (the “Act”).

The undersigned registrant hereby acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the undersigned registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the undersigned registrant may not assert the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The undersigned registrant is aware of its obligations under the Act.

Yours faithfully,

SPROTT PHYSICAL SILVER TRUST
By Sprott Asset Management LP, as manager of the registrant

	By:	/s/ STEVEN ROSTOWSKY
	Name:	Steven Rostowsky
	Title:	Chief Financial Officer

Cc: Sean Donahue